                               GUEST SUPPLY, INC.
                          4301 U.S. HIGHWAY ONE SOUTH
                              POST OFFICE BOX 902
                         MONMOUTH JUNCTION, NEW JERSEY

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This information statement ("Information Statement"), which is being mailed on or about March 1, 2001 to holders of record of shares of common stock, no par value (the "Guest Supply common stock"), of Guest Supply, Inc., a New Jersey corporation ("Guest Supply"), is being furnished in connection with the designation by Sysco Corporation, a Delaware corporation ("SYSCO"), of persons to the Board of Directors of Guest Supply (the "Board of Directors"). Such designation is to be made pursuant to a Merger Agreement and Plan of Reorganization, dated January 22, 2001, among Guest Supply, SYSCO and Sysco Food Services of New Jersey, Inc., a Delaware corporation and a wholly-owned subsidiary of SYSCO ("SFS of New Jersey").

     Pursuant to the preliminary prospectus of SYSCO dated February 5, 2001 (the "Prospectus"), and the related Letter of Transmittal, each of which were previously mailed to the holders of record of the Guest Supply common stock, SYSCO has caused SFS of New Jersey to make an exchange offer to exchange shares of common stock, par value $1.00 per share, of SYSCO (the "SYSCO common stock"), for all outstanding shares of Guest Supply common stock, including the associated preferred stock purchase rights, that are validly tendered and not properly withdrawn, subject to the conditions set forth in the Prospectus. Subsequent to the completion of the offer, SYSCO will cause SFS of New Jersey to merge with and into Guest Supply. As a result of the offer and the merger, Guest Supply will become a wholly-owned subsidiary of SYSCO.

     The number of shares of SYSCO common stock that you will receive in the offer in exchange for each share of Guest Supply common stock validly tendered and not properly withdrawn will be based on an exchange ratio. The exchange ratio will be determined based upon the average of the closing prices per share of SYSCO common stock on The New York Stock Exchange ("NYSE") for each of the fifteen consecutive trading days ending on the trading day that is five trading days prior to the expiration date of the offer, as it may be extended from time to time as set out in the Prospectus, which we refer to as the SYSCO average trading price. If the SYSCO average trading price is:

     - at least $22.00, but less than or equal to $30.00, you shall receive for each share of Guest Supply common stock a number of shares of SYSCO common stock equal to $26.00 divided by the SYSCO average trading price;

     - less than $22.00, you shall receive for each share of Guest Supply common stock approximately 1.1818 shares of SYSCO common stock; or

     - more than $30.00, you shall receive for each share of Guest Supply common stock approximately 0.8667 shares of SYSCO common stock.

     The SYSCO average trading price cannot be determined at this time.

     On February 27, 2001, the closing price of the SYSCO common stock was $27.07. If the SYSCO average trading price were equal to this closing price, Guest Supply shareholders would receive approximately 0.9605 shares of SYSCO common stock for each share of Guest Supply common stock.

     SFS of New Jersey commenced the offer on Monday, February 5, 2001. The expiration date of the offer is currently 11:59 p.m., New York City time, on Monday, March 5, 2001, but may be extended by SYSCO under certain circumstances as described under the caption "The Offer -- Extension, Subsequent Offering Period, Termination and Amendment" in the Solicitation/Recommendation Statement on Schedule 14D-9 of Guest Supply dated February 5, 2001 (the "Schedule 14d-9"), which was previously mailed to the holders of
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record of the Guest Supply common stock. SYSCO is also required to extend the expiration date of the offer in increments of up to 10 business days until the earlier of April 30, 2001, or such time as all conditions, including the minimum tender condition, have been satisfied or waived. Finally, SYSCO may extend the offer as required to comply with SEC rules and regulations. In addition, SYSCO may also elect to provide a subsequent offering period as described in the
Schedule 14d-9. SYSCO intends, promptly after completion of the offer, to merge SFS of New Jersey with and into Guest Supply. Each share of Guest Supply common stock which has not been exchanged or accepted in the offer will be converted in the merger at the same exchange ratio as in the offer.

     The merger agreement provides that, upon the completion of the offer, Guest Supply will use commercially reasonable efforts to cause to be placed on the Board of Directors a number of directors designated by SYSCO (the "SYSCO Designees"). If, however, the merger agreement is terminated or if SFS of New Jersey does not accept shares of the Guest Supply common stock tendered for exchange, then SYSCO will not have any right to designate directors for election to the Board of Directors.

     THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AND RULE 14F-1 PROMULGATED THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

     The information contained in this Information Statement concerning SYSCO and SFS of New Jersey has been furnished to Guest Supply by such persons, and Guest Supply assumes no responsibility for the accuracy or completeness of such information. The Prospectus indicated that the principal executive offices of SYSCO and SFS of New Jersey are located at 1390 Enclave Parkway, Houston, Texas 77077-2099.

     Upon acceptance for exchange of the Guest Supply common stock by SFS of New Jersey in the offer, we will use commercially reasonable efforts, subject to applicable law, to cause to be placed on the Board of Directors the SYSCO Designees. SYSCO will be entitled to designate that number of directors, rounded up to the next whole number, such that the percentage of the total number of directors designated by SYSCO will be equal to the percentage of the total outstanding Guest Supply common stock then held by SYSCO, and Guest Supply will use commercially reasonable efforts to cause the SYSCO Designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both. However, following such designation and until the merger has been consummated, SYSCO and Guest Supply shall use best efforts to ensure that the Board of Directors shall always have at least two members who were directors of Guest Supply prior to completion of the offer. The merger agreement provides that, prior to the effective time of the merger, if the SYSCO Designees are elected to the Board of Directors, the affirmative vote of a majority of the continuing Guest Supply directors will be required to:

     - amend or terminate the merger agreement;

     - exercise or waive any of Guest Supply's rights, benefits or remedies under the merger agreement if such exercise or waiver materially and adversely affects Guest Supply shareholders, other than SYSCO or SFS of New Jersey;

     - take action with respect to the retention of counsel and other advisors in connection with the transactions contemplated by the merger agreement; or

     - approve any other action under or in connection with the merger agreement which materially and adversely affects the interests of Guest Supply shareholders, other than SYSCO or SFS of New Jersey.

     It is expected that the SYSCO Designees may assume office following the acceptance for exchange by SFS of New Jersey of the specified minimum number of shares of the Guest Supply common stock pursuant to the offer, which cannot be earlier than March 5, 2001.

     As of February 23, 2001, there were 6,895,675 shares of Guest Supply common stock issued and outstanding. The Guest Supply common stock is the only class of voting securities of Guest Supply that would

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be entitled to vote for directors at a shareholders' meeting if one were to be held, each share being entitled to one vote.

THE SYSCO DESIGNEES

     SYSCO has informed Guest Supply that it will choose the SYSCO Designees from the list of persons set forth below. None of the SYSCO Designees or their associates is a director of, or holds any position with, Guest Supply. To the best of Guest Supply's knowledge, none of the SYSCO Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of Guest Supply or has been involved in any transactions with Guest Supply or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. SYSCO has informed Guest Supply that each of the SYSCO Designees listed below has consented to act as a director of Guest Supply. The names, principal employment or occupation and five year employment history of each of the SYSCO Designees are set forth below. Each such person is a citizen of the United States and the business address of each such person is c/o Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099.

     Charles H. Cotros, age 63; Director of SYSCO since 1985; Chairman of the Board of SYSCO since July 2000; Chief Executive Officer of SYSCO since January 2000; Chief Operating Officer of SYSCO from 1995 to January 2000; President of SYSCO from 1999 to July 2000; an employee of SYSCO since 1974.

     Thomas E. Lankford, age 53; Director of SYSCO since July 2000; Executive Vice President, Foodservice Operations at SYSCO since July 2000; Executive Vice President, Merchandising and Multi-Unit Sales of SYSCO from 1999 to July 2000; Senior Vice President, Operations -- Northeast Region of SYSCO from 1995 to 1999; President of Lankford-Sysco Food Services, LLC from 1981 to 1995.

     Michael C. Nichols, age 49; Vice President and General Counsel of SYSCO since April 1999; Vice President, Management Development and Human Resources of SYSCO from 1991 to April 1999.

     Richard J. Schnieders, age 52; Director of SYSCO since 1997; President of SYSCO since July 2000 and Chief Operating Officer of SYSCO since January 2000; Executive Vice President, Foodservice Operations of SYSCO from January 1999 to July 2000; Senior Vice President, Merchandising Services and Multi-Unit Sales of SYSCO from 1997 to January 1999; Senior Vice President, Merchandising Services of SYSCO from 1992 to 1997; President and Chief Executive Officer of Hardins-Sysco Food Services, LLC from 1988 to 1992; an employee of SYSCO since 1982; Director, Aviall, Inc.

     John K. Stubblefield, Jr., age 54; Executive Vice President, Finance and Administration of SYSCO since January 2000; Senior Vice President, Finance and Administration of SYSCO from 1999 to 2000; Chief Financial Officer of SYSCO from 1994 to 1999; an employee of SYSCO since 1984.

CURRENT DIRECTORS OF GUEST SUPPLY

     The Board of Directors of Guest Supply currently consists of six members. The following list sets forth the name and present principal occupation or employment, and principal occupations, positions, offices or employments for the past five years, of each director of Guest Supply. The information set forth below was furnished by each director to Guest Supply. Each such person is a citizen of the United States and the business address of each such person is c/o Guest Supply, Inc., 4301 U.S. Highway One South, Post Office Box 902, Monmouth Junction, New Jersey 08852-0902. Except for Messrs. Stanley and Haythe, all of the current directors will resign effective immediately following the exchange of shares of Guest Supply for shares of SYSCO pursuant to the offer.

     Clifford W. Stanley, age 54; President and Chief Executive Officer of Guest Supply since January 1988; Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Guest Supply from April 1986 to January 1988; Vice President -- Finance of Guest Supply from August 1985 to April 1986; Vice President and Chief Operating Officer, Transfer Print Foils, Inc. (hot stamping foils) from 1984 to August 1985; Vice President of Finance, Permacel Division, Avery International from 1982 to 1984; Vice President, Johnson & Johnson from 1979 to 1982; Director of Guest Supply since January 1987.

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

     Thomas M. Haythe, age 61; Legal and Business Consultant since February 2000; Partner, Haythe & Curley (renamed Torys) (law firm) from 1982 to January 2000; Director: Novametrix Medical Systems Inc. (manufacturer of electronic medical instruments), Ramsay Youth Services, Inc. (provider of youth and educational services) and Westerbeke Corporation (manufacturer of marine engine products); Director of Guest Supply since June 1983.

     Peter L. Richard, age 53; Chairman and Chief Executive Officer of TDG Aerospace (parts supplied to commercial aircraft) since 1999; Managing Director, Quasar Corp. (investment consultants) since May 1988; Private investor from December 1987 to May 1988; Senior Vice President, Moseley Securities Corporation (formerly Moseley, Hallgarten, Estabrook & Weeden Inc.) (investment bankers) prior to December 1987; Director: New Paraho Corp. (oil shale technology); Director of Guest Supply since August 1983.

     Teri E. Unsworth, age 49; Vice President -- Market Development of Guest Supply since May 1985; Group Product Director of Vidal Sassoon, Inc. from 1983 to 1985; Product Director of Vidal Sassoon, Inc. from 1981 to 1983; Director of Sales of Vidal Sassoon, Inc. from 1979 to 1981; Director of Guest Supply since November 1989.

     Edward J. Walsh, age 68; President and Chief Executive Officer, Sparta Group Ltd. (business consultants) since 1987; President and Chief Executive Officer, The Dial Corporation (consumer products) from 1984 to 1987; President and Chief Executive Officer, Armour International (consumer products) prior to 1984; Director: The WD-40 Company and Nortrust of Arizona Holding Corporation; Director of Guest Supply since November 1987.

     George S. Zabrycki, age 57; President, International Food Solutions (manufacturer of food ingredients) since May 1992; Vice President-Business Planning, Best Foods Affiliate Group, a Division of CPC International, Inc., from November 1991 to May 1992; Consultant, Aqua-Fab Industries, Inc. from March 1991 to November 1991; President and Chief Executive Officer, Heldor Industries, Inc. (manufacturer of swimming pools) from March 1990 to March 1991; Director of Strategic Development, Specialty Chemicals Division, Union Carbide Corporation from August 1989 to February 1990; President, Amerchol Corporation (manufacturer of specialty chemicals) from April 1981 to August 1989; Director of Guest Supply since November 1990.

COMMITTEES OF THE BOARD OF DIRECTORS; MEETINGS

     During the fiscal year ended September 29, 2000, the Board of Directors met eight times. Each of the persons named in the table above attended at least 87% of the meetings of the Board of Directors and meetings of any committees of the Board of Directors on which such person served which were held during the time that such person served.

     The committees of the Board of Directors include a Stock Option Committee, whose members are Messrs. Richard, Walsh and Zabrycki; a Compensation Committee, whose members are Messrs. Haythe, Richard and Zabrycki; an Audit Committee, whose members are Messrs. Richard, Walsh and Zabrycki; an Executive Committee, whose members are Messrs. Haythe, Richard, Stanley and Zabrycki; and a Nominating Committee, whose members are Messrs. Haythe, Walsh and Zabrycki. The Stock Option Committee administers Guest Supply's 1983 Stock Option Plan, the 1993 Stock Option Plan and the 1996 Long Term Incentive Plan and determines the persons who are eligible to receive awards thereunder, the number of shares to be subject to each award and the other terms and conditions upon which awards under such plans are granted and made exercisable. The Stock Option Committee also administers Guest Supply's 1983 Employee Stock Purchase Plan and the 1993 Employee Stock Purchase Plan. The Compensation Committee administers the formulation and submission to the Board of Directors of recommendations on all matters related to the salaries, bonuses, fringe benefits or compensation of any kind of the executives of Guest Supply. The Audit Committee is authorized to meet and discuss with the representatives of any firm of certified public accountants retained by Guest Supply the scope of the audit of such firm and question such representatives with respect thereto, and to meet with and question employees of Guest Supply with respect to financial matters pertaining to Guest Supply. The Audit Committee is authorized to make periodic reports to the Board of Directors of its actions and findings. The Executive Committee is authorized to act in place of the Board of
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

Directors to the extent permitted by law on matters which require board action between meetings of the Board of Directors. The Nominating Committee is authorized to nominate individuals to serve as directors of Guest Supply. The Nominating Committee will not consider nominees recommended by shareholders. The Stock Option Committee met four times, the Audit Committee met three times and the Compensation Committee met once during the fiscal year ended September 29, 2000. The Nominating Committee and the Executive Committee did not meet during such fiscal year.

     The directors and officers of Guest Supply, other than Messrs. Haythe, Richard, Walsh and Zabrycki, are active in its business on a day-to-day basis. No family relationships exist between any of the directors and officers of Guest Supply.

     Guest Supply's Certificate of Incorporation contains a provision, authorized by New Jersey law, which eliminates the personal liability of a director of Guest Supply to Guest Supply or to any of its shareholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith or knowingly violated a law, or obtained an improper personal benefit.

COMPENSATION OF DIRECTORS

     Guest Supply pays its outside directors an annual fee of $10,000 and $1,000 for attending each meeting of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information for the fiscal years ended September 29, 2000, October 1, 1999 and September 30, 1998 concerning the compensation paid or awarded to the Chief Executive Officer and the executive officers of Guest Supply whose total annual salary and bonus exceeded $100,000 during the fiscal year ended September 29, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM COMPENSATION AWARDS
                                                  ANNUAL COMPENSATION   -----------------------------
NAME AND PRINCIPAL                                -------------------                    ALL OTHER
POSITION                            FISCAL YEAR    SALARY     BONUS     OPTIONS (#)   COMPENSATION(1)
------------------                  -----------   --------   --------   -----------   ---------------
Clifford W. Stanley...............     2000       $280,142   $113,610         --          $1,301
  President and Chief                  1999        264,367    159,911     30,000           2,112
  Executive Officer                    1998        242,961         --         --           2,112
R. Eugene Biber...................     2000       $193,501   $ 79,600         --          $1,461
  Vice President --                    1999        184,977    112,789     15,000           2,500
  Operations                           1998        173,855         --         --           2,473
Teri E. Unsworth..................     2000       $173,463   $ 20,000     20,000          $1,430
  Vice President --                    1999        150,294     87,868         --           2,003
  Market Development                   1998        169,508         --         --           1,853
Paul T. Xenis.....................     2000       $185,415   $ 75,200         --          $1,301
  Vice President --                    1999        174,916    105,840     20,000           1,615
  Finance                              1998        153,939         --         --           1,339

---------------

(1) Amounts under "All Other Compensation" are contributions made by Guest Supply on behalf of the executive officer to the Guest Supply, Inc. 401(k) Plan and Trust.

  Option Grants in Fiscal 2000

     The following table sets forth the grants of stock options to the executive officers named in the Summary Compensation Table during the fiscal year ended September 29, 2000. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of

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stock price appreciation of five percent and ten percent over the exercise price of the options during the full terms of the options, which would result in stock prices of approximately $23.11 and $36.80, respectively. The amounts shown as potential realizable values for all shareholders represent the corresponding increases in the market value of 6,623,124 outstanding shares of the Common
Stock held by all shareholders as of September 29, 2000, which would total approximately $153,060,064, and $243,722,353, respectively. No gain to the optionees is possible without an increase in stock price which will benefit all shareholders proportionately. These potential realizable values are based solely on arbitrarily assumed rates of appreciation required by applicable Securities and Exchange Commission regulations. Actual gains, if any, on option exercises and holdings of Common Stock are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                       STOCK OPTION GRANTS IN FISCAL 2000

                                                                                                    POTENTIAL REALIZABLE VALUE
                                                                                                      AT NOVEMBER 9, 2009 AT
                                                                                                       ASSUMED ANNUAL RATES OF
                                                            INDIVIDUAL GRANTS                        STOCK PRICE APPRECIATION
                                          -------------------------------------------------------        FOR OPTION TERM
                                                     % OF TOTAL                                     ---------------------------
                                                      OPTIONS                                       IF STOCK AT    IF STOCK AT
                                          OPTIONS    GRANTED TO    EXERCISE OR                         $23.11         $36.80
                                          GRANTED   EMPLOYEES IN   BASE PRICE                       ------------   ------------
NAME                                        (#)     FISCAL YEAR      ($/SH)      EXPIRATION DATE       5%($)          10%($)
----                                      -------   ------------   -----------   ----------------   ------------   ------------
All Shareholders' Stock Appreciation....     N/A         N/A            N/A            N/A          $153,060,064   $243,722,353
Teri E. Unsworth........................  20,000(1)    26.32%        $14.19      November 9, 2009   $    178,449   $    452,224

---------------

(1) These options become exercisable in cumulative annual installments of 33 1/3% commencing on November 9, 2000.

  Option Exercises in Fiscal 2000 and Fiscal Year-End Option Values

     The following table sets forth the number and value, net of exercise price, of shares of Common Stock acquired upon exercise of options and warrants on the date of exercise by the executive officers named in the Summary Compensation Table during the past fiscal year, and the number and value of options and warrants held by such executive officers at September 29, 2000.

                     AGGREGATED OPTION/WARRANT EXERCISES IN
                    THE FISCAL YEAR ENDED SEPTEMBER 29, 2000
                   AND FISCAL YEAR END OPTION/WARRANT VALUES

                                                                                                 VALUE OF UNEXERCISED
                                                                 NUMBER OF UNEXERCISED               IN-THE-MONEY
                                                                  OPTIONS/ WARRANTS AT           OPTIONS/ WARRANTS AT
                                                                 SEPTEMBER 29, 2000(#)         SEPTEMBER 29, 2000($)(1)
                          SHARES ACQUIRED                    ------------------------------   ---------------------------
NAME                        ON EXERCISE     VALUE REALIZED   EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE
----                      ---------------   --------------   -----------   ----------------   -----------   -------------
Clifford W. Stanley.....      103,000       $1,198,204.90      259,500          20,000        $3,242,070      $177,500
R. Eugene Biber.........            0                   0       45,000          25,000           238,500       181,188
Teri E. Unsworth........       85,750          996,455.48      105,500          13,333         1,349,072        85,000
Paul T. Xenis...........            0                   0      104,167          13,333         1,336,825       118,330

---------------

(1) In-the-money options or warrants are those where the fair market value of the underlying Common Stock exceeds the exercise price of such option or warrant. The value of in-the-money options and warrants is determined in accordance with regulations of the Securities and Exchange Commission by subtracting the aggregate exercise price of such options or warrants from the aggregate year-end value of the underlying Common Stock.

(2) As of February 23, 2001, the following individuals held unvested options in the amounts set forth next to their names, the vesting of which will be accelerated as a result of the transactions contemplated by the merger agreement: Clifford W. Stanley (20,000); R. Eugene Biber (25,000); Teri E. Unsworth (13,333); and Paul T. Xenis (13,333). The foregoing amounts are included in the table above.
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

EMPLOYMENT ARRANGEMENTS

     Employment Agreements. Effective August 1, 1997, Guest Supply entered into employment agreements with each of Clifford W. Stanley, R. Eugene Biber, Teri E. Unsworth and Paul T. Xenis at annual salaries subject to increases at the discretion of the Board of Directors. The term of each employment agreement is for a three-year period with automatic yearly extensions. Mr. Stanley is President, Chief Executive Officer and Chairman of the Board of Directors of Guest Supply, Mr. Biber is Vice President -- Operations, Ms. Unsworth is Vice President -- Market Development and a director of Guest Supply, and Mr. Xenis is Vice President -- Finance and Secretary. Each agreement also provides for a cash payment of up to three years' annual salary upon termination by Guest Supply of the employee's employment other than for cause and upon the employee's voluntary termination within one year following certain change of control events involving Guest Supply.

     In connection with the negotiation of the merger agreement, SYSCO required that the employment agreements of Messrs. Stanley, Xenis and Biber be replaced with new employment agreements in order to help retain these officers following the earlier to occur of the completion of the offer or consummation of the merger. These new agreements have terms that last until ninety days following the end of SYSCO's 2006 fiscal year and will become effective only upon the earlier to occur of the completion of the offer or consummation of the merger, which we refer to as the effective date of the agreement. The agreements provide for initial base salaries of $284,000 for Mr. Stanley, $210,000 for Mr. Xenis and $199,000 for Mr. Biber, subject to annual review for merit increases. On the effective date of the agreement with Mr. Stanley, he will be granted stock options pursuant to the Sysco Corporation 2000 Stock Incentive Plan to purchase 100,000 shares of SYSCO common stock, which vest in 33 1/3% increments over three years on each anniversary of the date of grant. The options may remain outstanding for 10 years from the date of grant so long as, during the first three years following the effective date, Mr. Stanley's employment is not terminated for cause and he does not resign (except for good reason). The term of the options may be shortened based on the circumstances surrounding the termination of his employment. The agreements with Messrs. Xenis and Biber provide that on the effective date thereof, Messrs. Xenis and Biber will be granted stock options pursuant to the Sysco Corporation 2000 Stock Incentive Plan to purchase 30,000 and 20,000 shares, respectively, of SYSCO common stock, which vest in 20% increments over five years based upon achievement of targeted increases in pre-tax earnings of Guest Supply compared to prior years, but if any such options do not vest because the targets are not met, the options vest nine and one-half years after the date of grant provided that Mr. Xenis or Mr. Biber, as the case may be, is still employed by Guest Supply. In the event an employment agreement is terminated, each of the options granted has special vesting provisions depending upon the reason why the employment agreement is terminated. Each of the agreements also provides for certain restrictive covenants in favor of SYSCO, including noncompetition, nonsolicitation and nondisclosure of confidential information.

     Waiver Agreements. Simultaneously with the execution of the merger agreement on January 22, 2001, Messrs. Stanley, Xenis and Biber each executed a waiver agreement and agreed to waive the change in control severance provisions of their existing employment agreements, effective as of the earlier of the completion of the offer or consummation of the merger.

     Noncompetition Agreements. In connection with the negotiation of the merger agreement, SYSCO also required Mr. Stanley and Mr. Xenis to enter into new noncompetition agreements which provide that neither of them will during their employment with Guest Supply or thereafter for two years or until the exercise or surrender of the options granted under their new employment agreements, perform services, or own equity in, any competing business.

     Employment Agreement Amendment and Acknowledgement. In connection with the merger agreement, Ms. Unsworth entered into an employment agreement amendment and acknowledgement with Guest Supply pursuant to which she waived the right under her employment agreement to receive the cash payment owed to her upon a change of control resulting from the completion of the offer or consummation of the merger and agreed that, except as aforesaid, the terms and conditions of her employment agreement will continue after the merger.

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

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During Guest Supply's fiscal year ended September 29, 2000, Haythe & Curley (renamed Torys), a law firm of which Mr. Haythe was a member through January 31, 2000, provided general legal representation to Guest Supply.

     Pursuant to an agreement dated August 6, 1997, as amended, between Guest Supply and Thomas M. Haythe, a director of Guest Supply, Mr. Haythe acts as general counsel for Guest Supply. The agreement provides for the payment of a monthly retainer of $7,500, credited on a current basis against his fees for services rendered to Guest Supply, and the payment of up to three years of such retainer upon the termination of the agreement in the case of certain change-of-control events involving Guest Supply. The term of the agreement is for a three-year period with automatic yearly extensions. In connection with the execution of the merger agreement with SYSCO, Mr. Haythe entered into an amendment to the agreement with Guest Supply which will take effect on the earlier of the completion of the offer or consummation of the merger. Pursuant to the amendment, Mr. Haythe will continue to receive his monthly retainer through July 2004.

     Each of the directors and officers of Guest Supply, including Messrs. Stanley, Xenis, Biber, Walsh, Zabrycki and Haythe and Ms. Unsworth, who hold options under Guest Supply's 1993 Stock Option Plan, agreed to waive all of their respective rights under Section 5(k) of such plan, which had provided for the issuance of reload options, effective from and after the date that the SYSCO Designees constitute a majority of the members of our board of directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires Guest Supply's directors and executive officers, and persons who own more than ten percent of the Guest Supply common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulations to furnish Guest Supply with copies of all Section 16(a) reports they file.

     To Guest Supply's knowledge, based solely on a review of the copies of such reports furnished to Guest Supply and representations that no other reports were required, during the fiscal year ended September 29, 2000 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent shareholders were complied with.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The report of the Compensation Committee documents the Committee's policies regarding executive officer compensation. Guest Supply's philosophy and objectives in setting compensation are:

     - to offer levels of compensation which are competitive with those offered by other companies in similar businesses;

     - to compensate executives based on each executive's level of responsibility and contribution to Guest Supply's business goals;

     - to link compensation with Guest Supply's financial performance; and

     - to align the interests of Guest Supply's executives with the interests of Guest Supply's shareholders.

     There are three components to executive compensation at Guest Supply: base salary, bonus and stock options.

  Base Salary

     Base salary is determined by level of responsibility, individual performance and Guest Supply performance, as well as by the need to provide a competitive package that allows Guest Supply to retain key executives. After reviewing individual and Guest Supply performance and market studies on salaries at other companies of similar size, the Chief Executive Officer makes recommendations to the Compensation Committee concerning officers' salaries, other than his own. The Compensation Committee reviews and, with any changes it deems appropriate, approves these recommendations. Using the same review process, the Compensation Committee makes decisions pertaining to the Chief Executive Officer's salary.

  Executive Bonus Plan

     The Executive Bonus Plan provides the opportunity for participating executive officers to earn additional compensation by achieving specific net income goals. Under the Executive Bonus Plan, Guest Supply will pay a percentage of each participant's annual base salary as an annual bonus, provided Guest Supply achieves specific net income objectives. These objectives are established by the Board of Directors at the beginning of each fiscal year based on recommendations from the Chief Executive Officer. For the fiscal year ended September 29, 2000, the following bonuses were earned under this plan: Mr. Stanley -- $113,610; Mr. Biber -- $79,600; and Mr. Xenis -- $75,200.

  Stock Options

     Guest Supply periodically grants stock options to its executive officers and other key employees. The primary purpose of stock option grants is to align the interests of Guest Supply's executive officers more closely with the interests of Guest Supply's shareholders by offering the executives an opportunity to benefit from increases in the market price of the Guest Supply common stock. Stock options provide long-term incentives that have enabled Guest Supply to attract and retain key employees by encouraging their ownership of the Guest Supply common stock. The stock option plans are administered by the Stock Option Committee of the Board of Directors, which determines the persons who are to receive options and the number of shares to be subject to each option. In selecting individuals for options and determining the terms thereof, the Stock Option Committee may take into consideration any factors it deems relevant, including present and potential contributions to the success of Guest Supply.

  Compensation of Executive Officers

     Guest Supply has employment agreements with each of Clifford W. Stanley, President and Chief Executive Officer, R. Eugene Biber, Vice
President -- Operations, Teri E. Unsworth, Vice President -- Market Development and Paul T. Xenis, Vice President -- Finance. Pursuant to these agreements, the annual base salary of each executive is subject to increases at the discretion of the Board of Directors based upon performance of Guest Supply and performance of the executive. In July 2000, the Board of Directors approved an increase of approximately 6% in the base salary payable to Clifford W. Stanley.

                                            COMPENSATION COMMITTEE:

                                            Thomas M. Haythe
                                            Peter L. Richard
                                            George S. Zabrycki

AUDIT COMMITTEE REPORT

     The members of the Audit Committee are Peter L. Richard, Edward J. Walsh and George S. Zabrycki. Each member of the Audit Committee is independent in the judgment of Guest Supply's Board of Directors and as required by the listing standards of the New York Stock Exchange. The Audit Committee operates under the Charter of the Audit Committee adopted by the Board of Directors. The Charter is attached to this Information Statement as Appendix A.

     Management is responsible for preparing Guest Supply's financial statements and the independent auditors are responsible for auditing those financial statements. The Audit Committee's primary responsibility is to oversee Guest Supply's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board, as described in the Charter of the Audit Committee. The principal recurring duties of the Audit Committee in carrying out its oversight responsibility include reviewing and evaluating the audit efforts of Guest Supply's independent auditors, discussing with management and the independent auditors the adequacy and effectiveness of Guest Supply's accounting and financial controls, and reviewing and discussing with management and the independent auditors Guest Supply's quarterly and annual financial statements.

     The Audit Committee has reviewed and discussed with Guest Supply's management the audited financial statements of Guest Supply for the fiscal year ended September 29, 2000. The Audit Committee has also discussed with KPMG LLP, the independent auditors of Guest Supply, the matters required to be discussed by statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received from the independent auditors written affirmation of their independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Audit Committee has discussed with the auditors the firm's independence.

     Based upon the review and discussions summarized above, the Audit Committee recommended to the Board of Directors that the audited financial statements of Guest Supply, as of September 29, 2000 and for the year then ended, be included in Guest Supply's Annual Report on Form 10-K for the year ended September 29, 2000 for filing with the Securities and Exchange Commission.

                                            AUDIT COMMITTEE:

                                            Peter L. Richard
                                            Edward J. Walsh
                                            George S. Zabrycki

PERFORMANCE GRAPH

     The following performance graph compares the cumulative total shareholder return on the Guest Supply common stock to the Dow Jones Industrial Average and to the Standard and Poor's Lodging-Hotels Index for Guest Supply's last five fiscal years. The graph assumes that $100 was invested in each of the Guest Supply common stock, the Dow Jones Industrial Average and the Standard and Poor's Lodging-Hotels Index on September 30, 1995 and that all dividends were reinvested.

                       FIVE-YEAR CUMULATIVE TOTAL RETURN
                                COMPARISON GRAPH

                              [PERFORMANCE GRAPH]

                            CUMULATIVE TOTAL RETURN

--------------------------------------------------------------------------------
                        9/95      9/96      9/97      9/98      9/99      9/00
--------------------------------------------------------------------------------
 Guest Supply,
  Inc...............   100.00     64.37     75.30     57.69     69.84     89.58
 Dow Jones
  Industrial
  Average...........   100.00    125.63    172.80    173.59    232.64    243.27
 S & P
  Lodging-Hotels....   100.00    120.52    160.47    107.92    125.90     94.06

PRINCIPAL SHAREHOLDERS; MANAGEMENT SECURITY OWNERSHIP

     The shareholders (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who, to the knowledge of the Board of Directors, owned beneficially more than five percent of any class of the outstanding voting securities of Guest Supply as of February 23, 2001, each director and each executive officer named in the Summary Compensation Table of Guest Supply who owned beneficially shares of the Guest Supply common stock and all directors and executive officers of Guest Supply as a group, and their respective shareholdings as of such date (according to information furnished by them to Guest Supply), are set forth in the following table. The table does not include any shares of the Guest Supply common stock SYSCO is deemed to beneficially own (see caption "Tender Agreements" below). Except as indicated in the footnotes to the table, all of such shares are owned with sole voting and investment power.

                                                                   SHARES OF
                                                                 COMMON STOCK             PERCENT
NAME AND ADDRESS                                              OWNED BENEFICIALLY          OF CLASS
----------------                                              -------------------         --------
Rose Capital................................................        536,637(1)               7.8%
  2480 Colts Neck Road
  Blacklick, Ohio 43004
Dimensional Fund Advisors Inc. .............................        458,050(2)               6.6%
  1299 Ocean Avenue
  Santa Monica, California 90401
Citigroup Inc., Salomon Smith Barney Inc.,..................        377,746(3)               5.5%
Salomon Brothers Holding Company Inc.
and Salomon Smith Barney Holdings Inc.
Investment Counselors of Maryland, Inc. ....................        315,000(4)               4.6%
  803 Cathedral Street
  Baltimore, Maryland 21201
R. Eugene Biber.............................................         52,353(5)                 *
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
Thomas M. Haythe............................................        127,040                  1.8%
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
Peter L. Richard............................................             --                   --
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
Clifford W. Stanley.........................................        351,424(6)               4.9%
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
Teri E. Unsworth............................................        214,222(7)               3.1%
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
Edward J. Walsh.............................................         82,935(8)               1.2%
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
Paul T. Xenis...............................................        122,883(9)               1.8%
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852
George S. Zabrycki..........................................         34,500(10)                *
  4301 U.S. Highway One
  Monmouth Junction, New Jersey 08852

                                                                   SHARES OF
                                                                 COMMON STOCK             PERCENT
NAME AND ADDRESS                                              OWNED BENEFICIALLY          OF CLASS
----------------                                              -------------------         --------
All Directors and Officers as a Group (eight persons).......        985,357(6)(7)(8)        13.5%
                                                                           (9)(10)

---------------

  *  Less than one percent.

 (1) Information as to these holdings is based upon a report on Schedule 13D filed with the Securities and Exchange Commission by Rose Capital, a registered investment advisor. Based upon such information, 536,637 shares were owned with sole dispositive power and sole voting power.

 (2) Information as to the holdings of Dimensional Fund Advisors Inc., a registered investment advisor ("Dimensional"), is based upon a report on
     Schedule 13G filed with the Securities and Exchange Commission. Such report indicates that 458,050 shares were owned with sole dispositive power and with sole voting power. Dimensional furnishes investment advice to registered investment companies and serves as investment manager to certain other investment vehicles. In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the shares owned by its clients. All 458,050 shares are owned by clients of Dimensional and Dimensional disclaims beneficial ownership of all such shares.

 (3) Information as to these holdings is based upon a report on Schedule 13G filed with the Securities and Exchange Commission by Citigroup Inc. ("Citigroup"), Salomon Smith Barney Inc. ("SSB"), Salomon Brothers Holding Company Inc. ("SBHC"), and Salomon Smith Barney Holdings Inc. ("SSB Holdings"). Based upon such information, 377,746 shares were owned with shared voting and dispositive power. Citigroup is the sole stockholder of SSB Holdings; SSB Holdings is the sole stockholder of SBHC; and SBHC is the sole stockholder of SSB. Citigroup and SSB Holdings disclaim beneficial ownership of all 377,746 shares. The address for Citigroup is 153 East 53rd Street, New York, New York 10043 and the address for SSB Holdings, SBHC and SSB is 388 Greenwich Street, New York, New York 10043.

 (4) Information as to these holdings is based upon a report on Schedule 13G/A filed with the Securities and Exchange Commission by Investment Counselors of Maryland, Inc., a registered investment advisor. Based upon such information, 315,000 shares were owned with sole dispositive power. Of the 315,000 shares owned, 275,000 were owned with sole voting power and 40,000 shares were owned with shared voting power, according to the Schedule 13G filed.

 (5) Includes 45,000 shares issuable upon the exercise of presently exercisable stock options, 3,000 shares issuable upon the exercise of stock options which will vest March 6, 2001 and 3,000 shares issuable upon the exercise of stock options which will vest April 20, 2001 held by Mr. Biber.

 (6) Includes 194,200 shares issuable upon the exercise of presently exercisable stock options and 10,000 shares issuable upon the exercise of stock options which will vest April 20, 2001 held by Mr. Stanley.

 (7) Includes 67,167 shares issuable upon the exercise of presently exercisable stock options held by Ms. Unsworth.

 (8) Includes 7,500 shares issuable upon the exercise of presently exercisable stock options held by Mr. Walsh.

 (9) Includes 36,667 shares issuable upon the exercise of presently exercisable stock options and 6,666 shares issuable upon the exercise of stock options which will vest April 20, 2001 held by Mr. Xenis.

(10) Includes 7,500 shares issuable upon the exercise of presently exercisable stock options and 15,000 shares issuable pursuant to presently exercisable warrants held by Mr. Zabrycki.

TENDER AGREEMENTS

     Certain directors and executive officers of Guest Supply who, on February 23, 2001, directly or indirectly collectively held an aggregate of approximately 8.77% of the outstanding shares of Guest Supply common stock and collectively have the right to acquire an additional 429,700 shares upon the exercise of outstanding Guest Supply stock options, have entered into tender agreements with SYSCO.

     Agreements to Tender. Each Guest Supply shareholder who signed a tender agreement agreed to tender in the offer and not withdraw all shares of Guest Supply common stock owned by him or her along with any additional shares of Guest Supply common stock owned by him or her after the date of the tender agreement, including those acquired upon exercise of options and warrants. Such shareholders have reserved the right to sell into the public market up to 15% of the total number of (i) shares held of record and (ii) shares deemed beneficially owned by them pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of February 23, 2001, they had sold an aggregate of 77,500 shares pursuant to the right to do so granted in the tender agreements. Shares of Guest Supply common stock deemed beneficially owned include those subject to options and warrants exercisable at January 22, 2001, and those exercisable within 60 days thereafter. They have also agreed that, if they do not sell the remaining shares at least five days prior to the expiration date of the offer, they will tender them in the offer.

     Proxy. Each Guest Supply shareholder who signed a tender agreement granted SYSCO, or any of SYSCO's nominees, a proxy to vote or execute a consent voting all of such shareholder's shares of Guest Supply common stock:

     - in favor of the approval of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

     - against any proposal for any recapitalization, merger, sale of assets or other business combination between Guest Supply and any person or entity, other than the transactions contemplated by the merger agreement; and

     - against any action or agreement that would result in a breach of any covenant, representation or warranty or would result in any other obligation or agreement of Guest Supply under the merger agreement not being fulfilled or would result in payment by Guest Supply of the termination fee set forth under the caption "Termination Fee; Expenses" in the Schedule 14d-9.

     No Solicitation. Each Guest Supply shareholder who signed a tender agreement further agreed not to, directly or indirectly, solicit, initiate, entertain, encourage or respond to any inquiries or proposals that constitute or could reasonably be expected to lead to an alternative transaction to the offer or the merger with another person or entity, or to negotiate, discuss or provide any non-public information to any third party in connection with such an alternative transaction.

     Termination. Each tender agreement provides that it and the proxies granted under the tender agreements will terminate upon the earliest to occur of:

     - termination of the merger agreement in accordance with its terms;

     - the effective time of the merger;

     - the date on which all of the holders of shares of Guest Supply common stock are purchased pursuant to the offer; or

     - the termination of the offer without the purchase of any shares of Guest Supply common stock.

March 1, 2001

                                                                      APPENDIX A

                         CHARTER OF THE AUDIT COMMITTEE
                OF THE BOARD OF DIRECTORS OF GUEST SUPPLY, INC.

ORGANIZATION

     This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be appointed by the board of directors and shall comprise at least three directors, each of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. The Board may appoint one director who is not independent if the board determines that their membership on the committee is in the best interests of the Company and its shareholders. All committee members shall be financially literate (able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement). At least one member shall have past employment experience in finance or accounting, requisite professional certification in accounting, or related management expertise including being, or having been a CEO, CFO, or other senior officer with financial oversight responsibilities.

STATEMENT OF POLICY

     The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

RESPONSIBILITIES AND PROCESSES

     The primary responsibility of the audit committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

     The following shall be the principal recurring processes of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

     - The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of the Company's shareholders. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the committee shall review and recommend to the board the selection of the Company's independent auditors, subject to ratification by the shareholders.

     - The committee shall discuss with management and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal compliance programs. Further, the committee shall meet separately with the independent auditors, with and without management present, to discuss the results of their examinations.

     - The committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

     - The committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

     This Charter has been established and approved by the Audit Committee and recommended to the Board of Directors for approval.